NAME OF REGISTRANT: Mondelēz International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Mondelēz International, Inc. 2023 Proxy Statement:

Publish Annual Benchmarks for Achieving Company’s 2025 Cage-Free Egg Goal

Mondelēz International. Symbol: MDLZ

Filed by: Green Century Equity Fund

In December 2022, Green Century filed a shareholder proposal with Mondelēz seeking enhanced disclosure of the Company’s path to its 100% cage-free egg commitment by 2025. After discussing the proposal with Mondelēz, Green Century decided it would be in its best interest to let the proposal go to a vote.

As per SEC rule 14a-8(m)(3)(ii), issuers are required to send their opposition statements to proponents such that proponents have at least 30 days in which to submit an exempt solicitation in response. Once the proxy statement is published, issuers are not allowed to materially change their response to the shareholder proposal.

Mondelēz published its proxy statement on April 6, 2023, but the Company issued an exempt solicitation on April 21, 2023, which we believe contains materially relevant information and may be in violation of SEC rules.

We have filed this exempt solicitation to respond to what we consider to be new information regarding our proposal that Mondelēz has now published.

Mondelēz has issued several cage-free egg commitments, targets, and disclosures over the past decade including its goal to source 100% cage-free eggs by 20251,2,3. While we applaud these efforts, we are concerned that Mondelēz has not disclosed interim goals to reach its 2025 cage-free egg target. Publishing a glidepath that maps its intended progress would help investors understand whether the Company is on track to meet its targets; further, doing so has become common practice among peers and many other companies.

Mondelēz reveals new information in its April 21, 2023, DEFA14A filing.

Mondelēz revealed it only increased its cage-free egg supply by 4% in 2022.4 Mondelēz also states in a footnote it does not include eggs purchased from 3rd party manufacturers as part of its cage-free egg commitment.5 Additionally, Mondelēz states that because it spends less than 1% of its overall raw material annually on eggs, eggs are not material to its product portfolio.6 These late disclosures by Mondelēz are troubling especially since Green Century was not provided at least 30 days in which to review and respond to this new information.

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1 https://www.reuters.com/article/us-mondelez-intl-eggs/cadbury-maker-mondelez-to-switch-to-cage-free-eggs-by-2020-in-u-s-idUSKCN0UT1XF

2 https://www.hsi.org/news-media/mondelez-international-cage-free-041417/

3 http://fiinpro.com/News/Detail/10420444?lang=en-US

4 https://ir.mondelezinternational.com/node/27651/html

5 Ibid

6 Ibid

We are concerned that as Mondelēz has only added 4% to its total cage-free egg supply in the past year, it is not on track to reach its 2025 cage-free egg commitment. We also found it surprising that Mondelēz does not consider eggs purchased from 3rd party manufacturers part of its cage-free egg commitments, leading to reasonable questions about how many of its 100% cage-free products contain 100% cage-free eggs.

Finally, we are surprised that Mondelēz states eggs are not material to its product portfolio, as eggs are key ingredients in some of its most well-known brands.

Mondelēz states that less than 1% of its overall raw material spend annually is spent on eggs, and therefore eggs are not material to its business. Mondelēz also notes that in its document, the word “material" is not used in the same sense and should not be confused with the term as defined for SEC reporting purposes.7

In fact, Mondelēz uses eggs in some of its most well-known and recognizable brands, including the Cadbury Egg8 and Toblerone9. Additionally, Mondelēz uses eggs in some of its 7Days,10 Barni,11 Kinh Do,12 Perfect Snacks,13 and Tate’s Bakeshop products.14 It is therefore surprising that Mondelēz does not consider eggs material, as they are often essential ingredients. Further, in terms of risk, brands prominently linked to eggs, such as the Cadbury Egg, could suffer from the perception that Mondelēz supports unpopular animal welfare practices, such as battery cages for laying hens.

The Green Century proposal asks for disclosure. If Mondelēz makes a public commitment, the company should publicly share a strategy for reaching its commitment. Mondelēz additionally states it is driving progress through industry collaboration. By not disclosing a plan, strategy, or benchmarks, it seems highly unlikely that Mondelēz is collaborating with others in the industry, and it certainly is not being transparent with shareholders.

Conclusion

Mondelēz should disclose its strategy and benchmarks for achieving its commitments to a cage-free egg supply chain. Additionally, the Proponent is concerned that Mondelēz did not provide the information released in the April 21, 2023, DEFA14A in its opposition statement, which may be a violation of SEC rule 14a-8(m)(3)(ii).

Mondelēz revealed it has only increased its cage-free egg supply by 4% this year, and that it excludes eggs purchased from its 3rd party manufacturers from its cage-free egg goal. Finally, despite the Company claiming that eggs are not material to its business, prominent brands such as Cadbury Egg and Toblerone, along with products in 7Days, Barni, Kinh Do, Perfect Snack, and Tate’s Bakeshop use eggs in their production.

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7 Ibid

8 https://www.cadbury.co.uk/products/cadbury-creme-egg-11467

9 https://www.toblerone.co.uk/en/products/4-5kg-bar#?send-a-feeling=Mega&sku=12914705

10 https://snack7days.com/products/7days-cake-bars-chocolate-filling-2-12oz-pack-of-16?pr_prod_strat=use_description&pr_rec_id=5643f6f8f&pr_rec_pid=7524543234278&pr_ref_pid=6214984794261&pr_seq=uniform

11 https://www.mondelezinternational.com/-/media/Mondelez/Our-Brands/Brands/Barni/barni_fact_sheet.pdf?la=en

12 https://www.kdc.vn/en/bai-viet/mua-trung-thu-2014-kinh-do-phuc-vu-thi-truong-2-800-tan-banh-new

13 https://perfectsnacks.com/products/dark-chocolate-chip-peanut-butter-with-sea-salt

14 https://media.tatesbakeshop.com/ingredients/default/Ingredients.pdf

By not addressing and disclosing progress towards its goals, Mondelēz is exposing investors risks inherent in falling short of its sustainability goals, which according to its own 10-k, could “materially and adversely affect our financial condition.”15

Shareholders are urged to vote FOR the proposal asking Mondelēz to disclose or create any annual glidepath benchmarks for achieving its global cage-free egg goal by 2025.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, Inc. at aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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15 https://ir.mondelezinternational.com/static-files/d414de93-1ae9-418a-a78e-33d62b198689